EXHIBIT 1
                        IDENTIFICATION OF SUBSIDIARY

ITEM 7. The "subsidiary" which acquired the security being reported upon is MCT Investors, L.P., a Delaware limited partnership. MedCom Development Corporation, a Delaware corporation, is the sole general partner of MCT. Donald R. DePriest, a United States Citizen, is the Chairman of the Board, President and sole stockholder of MedCom. This statement is being filed pursuant to Rule 13d-1(c).



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